September 25, 2019

Thomas Tekiele
Chief Financial Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

       Re: Unique Fabricating, Inc.
           Form 10-K for the Year Ended December 30, 2018
           Filed March 7, 2019
           File No. 001-37480

Dear Mr. Tekiele:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 30, 2018

Exhibit 32.1 Section 906 Certification, page 1

1.     We note that the first paragraph of your certification filed in Exhibit
32.1 refers to the
       annual report on Form 10-K for the year ended January 3, 2016. Please revise to refer to the appropriate annual report which is the Form 10-K for the year ended December 30,
       2018. Your revised certification should be filed in an amendment to your Form 10-K which should be filed as a full amendment with corrected certifications. See Question
       246.14 of the SEC Staff's C&DI on Regulation S-K.
 Thomas Tekiele
Unique Fabricating, Inc.
September 25, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



FirstName LastNameThomas Tekiele                          Sincerely,
Comapany NameUnique Fabricating, Inc.
                                                          Division of
Corporation Finance
September 25, 2019 Page 2                                 Office of
Transportation and Leisure
FirstName LastName